SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 24, 2024 “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 24, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)

DEALINGS IN SECURITIES

Shareholders of DRDGOLD (“Shareholders”) are advised that in terms of the equity settled long-term incentive scheme (“LTI Scheme”), as approved by Shareholders on 2 December 2019, qualifying employees (“Participants”) are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) (“Awards”).

Awards vest 3 years after grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

Furthermore, various Participants have elected to dispose of all or a portion of the vested DRDGOLD Shares (“Relevant DRDGOLD Shares”), pursuant to the off-market vesting of the Awards made on 20 October 2021 to executive directors and prescribed officers of DRDGOLD and executive directors of its major subsidiaries on 20 October 2024.

Accordingly, in order to facilitate the disposal of the Relevant DRDGOLD Shares, a pooled sale arrangement has been put in place in terms of which the aggregate of the Relevant DRDGOLD Shares are being disposed of, by an independent third party, through various on-market trades (“Sales”).

The details of the Sales are set out below:

Date of Sale	Number of DRDGOLD Shares sold	Price per DRDGOLD Share	Total value of Sale
21 October 2024	406,434	Various different trades with the following price information: •volume weighted average price (“VWAP”) of R22.0525 •highest price of R22.43 •lowest price of R21.70	R8,962,885.79

The proceeds from the Sale (as set out above), have been apportioned to the various Participants based on the number of Relevant DRDGOLD Shares disposed of by such Participants. The apportionment of the proceeds of the Sales to directors and a prescribed officer of DRDGOLD and directors of DRDGOLD’s major subsidiaries are as set out below.

	Company Name	Number of DRDGOLD Shares sold	Total value of DRDGOLD Shares sold
Directors
Niël Pretorius	DRDGOLD	164,996	R3,638,574.29
Riaan Davel	DRDGOLD	39,528	R871,691.22

Henry Gouws	Ergo Mining Proprietary Limited (“ERGO”)	54,776	R1,207,947.74
Henriette Hooijer	Far West Gold Recoveries Proprietary Limited (“FWGR”) and ERGO	13,938	R307,367.75
Kevin Kruger	FWGR	45,357	R1,000,235.24
Prescribed officer
Jaco Schoeman	DRDGOLD	87,839	R1,937,069.55

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD. The nature and extent of the Participants’ interest in the abovementioned transactions is direct beneficial.

Johannesburg
24 October 2024

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